# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Advanced Biomed Inc., CIK 0001941029
CUSIP: 00752P203
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: No. 689-85 Xiaodong Road, Yongkang District, Tainan, Taiwan (F5), 710
Date of event which requires filing of this statement: 03/06/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002155122

## Reporting persons
- ADVANCE ON VENTURES Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 109,200; shared voting power 0; sole dispositive power 109,200; shared dispositive power 0; aggregate amount beneficially owned 109,200 (6.6% of the class)
  Comment: The response to Row 11 above is based on 1,652,133 shares of Common Stock of the Issuer outstanding as of May 29, 2026, as reported in the Definitive Proxy Statement on Schedule 14A filed by the Issuer with the SEC on June 4, 2026.
- LEE CHEN YI: type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); sole voting power 123,840; shared voting power 0; sole dispositive power 123,840; shared dispositive power 0; aggregate amount beneficially owned 123,840 (7.5% of the class)
  Comment: The number of shares stated above includes 109,200 shares of Common Stock held by Advance On Ventures Limited, over which Chen Yi Lee, as the sole director of Advance On Ventures Limited, has sole voting and dispositive power, and 14,640 shares of Common Stock held directly by Chen Yi Lee. The response to Row 11 above is based on 1,652,133 shares of Common Stock of the Issuer outstanding as of May 29, 2026, as reported in the Definitive Proxy Statement on Schedule 14A filed by the Issuer with the SEC on June 4, 2026.

## Item 1. Issuer
Name of issuer: Advanced Biomed Inc.
Address of issuer's principal executive offices: No. 689-85 Xiaodong Road, Yongkang District, Tainan, TAIWAN, 710.

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed by Advance On Ventures Limited (?AOVL?), a British Virgin Islands company, and Chen Yi Lee, an individual (each, a ?Reporting Person?).
Address of principal business office or, if none, residence: The principal business address of AOVL is No. 689-87 Xiaodong Road, Yongkang District, Tainan City, Taiwan, and the principal business address of Chen Yi Lee is No. 689-87 Xiaodong Road, Yongkang District, Tainan City, Taiwan,
Citizenship: AOVL was organized in the British Virgin Islands. Chen Yi Lee is a citizen of Taiwan.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: AOVL is the record holder of 109,200 shares of Common Stock of the Issuer. Chen Yi Lee is the sole director of AOVL and has sole voting and dispositive power over the shares held by AOVL. Chen Yi Lee also directly holds 14,640 shares of Common Stock, consisting of 14,625 shares acquired prior to the Issuer?s initial public offering and 15 shares purchased in the open market after the initial public offering.
Percent of class: See Row 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- ADVANCE ON VENTURES Ltd: Chen Yi Lee, Director (09/21/2026)
- LEE CHEN YI: Chen Yi Lee, Individual (09/21/2026)